RMS

18008668

N

Securities and Exchange Commission
Trading and Markets

AUG 28 2018

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2017 (MM/DD/YY) AND ENDING 06/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.K.R. & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 South Coast Highway Suite 202
(No. and Street)

Laguna Beach	CA	92651
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kemp Richardson 949-497-4825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ORANGE)

On AUGUST 23, 2018 before me, U. TED GIESEN, NOTARY PUBLIC
(insert name and title of the officer)

personally appeared J. KEMP RICHARDSON,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

U. TED GIESEN
COMM. # 2092223
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2018

Signature U. Ted Giesen (Seal)

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.K.R. & Company, Inc., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. Kemp Richardson
Signature

President 8/23/18
Title

U. Ted Giesen 8/23/18
Notary Public

U. TED GIESEN
COMM. # 2092223
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC 4, 2018
RRS2

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JKR COMPANY INC.
Statement of Financial Condition
June 30, 2018

ASSETS

Cash and cash equivalents	$	193,731
Marketable securities, at fair market value		752,777
Deposits with clearing firm		32,296
Prepaid income tax		-
Other assets		100
TOTAL ASSETS	$	978,904

LIABILITITES AND STOCKHOLDER'S EQUITY

Accrued liabilities	$	14,367
Commissions payable		80,365
Payroll taxes payable		395
Profit sharing payable		10,500
Income taxes payable		6,513
Deferred income taxes		65,300
TOTAL LIABILITIES	$	177,440
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	$	15,000
Additional paid-in capital		314,003
Retained earnings		472,461
TOTAL STOCKHOLDER'S EQUITY		801,464
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	978,904

See notes to the financial statements.

JKR COMPANY INC.
Statement of Income
Year Ended June 30, 2018

Revenues		
Commissions	$	1,323,982
Net realized investment income		42,059
Net unrealized investment income		61,670
Management fees		161,408
Dividends		14,508
Interest		516
Other		41,350
Total revenue		1,645,493
Expenses		
Commissions and floor brokerage		1,161,181
Compensation and benefits		90,120
Occupancy		27,686
Travel and entertainment		30,014
Outside services		162,203
Communications		8,039
Supplies		4,722
Other		36,555
Total expenses	$	1,520,520
Income before income tax expense		124,973
Less income tax expense		22,237
NET INCOME	$	102,736

See notes to the financial statements.

JKR COMPANY INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2018

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Number	Amount			
Balance at 6/30/2017	2,000	$ 15,000	$ 314,003	$ 369,725	$ 698,728
Net Income	-	-	-	102,736	102,736
Balance at 6/30/2018	2,000	$ 15,000	$ 314,003	$ 472,461	$ 801,464

See notes to the financial statements.

JKR COMPANY INC.
Statement of Cash Flows
Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	102,736
ADJUSTMENTS TO RECONCILE CHANGE IN NET ASSETS TO NET CASH FLOWS USED FOR OPERATING ACTIVITIES:		
Deferred income taxes		(3,204)
Net realized investment income		42,059
Net unrealized investment income		(61,670)
(Increase) decrease in current assets:		
Marketable securities, at fair market value		-
Deposits with clearing firm		(18,064)
Prepaid income tax		9,196
Other assets		(100)
Increase (decrease) in current liabilities:		
Accrued liabilities		11,860
Commissions payable		39,379
Payroll taxes payable		(47,123)
Profit sharing payable		(16,500)
Income taxes payable		(3,353)
NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		55,216
CASH FLOW FROM INVESTING ACTIVITIES		
Proceeds from sale of securities		217,593
Payments for purchase of securities		(112,594)
Payments for dividends and interest		(15,024)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITES		89,975
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS		145,191
CASH AND CASH EQUIVALENTS, Beginning of Period		48,540
CASH AND CASH EQUIVALENTS, End of Period	$	193,731
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	-
Taxes paid	$	27,583

See notes to the financial statements.

JKR & COMPANY INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through Pershing LLC on a fully disclosed basis. The clearing deposit at June 30, 2018 was $32,296.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis. Management fees collected in advance are recorded as unearned revenue and are recognized ratably over the respective billing period.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2018 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2018.

Common Stock. The holders of Common Stock have one vote per share on all matters (including election of directors) without provisions for cumulative voting. The Common Stock is not redeemable and has no conversion or preemptive rights. No dividends will be paid on the Common Stock.

2. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.
-

The following is a description of the valuation methodologies used for assets measured at fair value.

- Debt securities: Valued at quoted market prices.
- Equity securities: Valued at quoted market prices.
- Money market funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2018:

	Level 1	*Level 2*	*Level3*	*Total*
Marketable securities				
Money market funds	$ 145,377	$ -	$ -	$ 145,377
Equity securities	694,667	-	-	694,667
Mutual funds	20,490	-	-	20,490
U.S. Treasury securities	37,620	-	-	37,620
	$898,154	$ -	$ -	$898,154

The cost basis of the marketable securities at June 30, 2018 was $573,851.

3. INCOME TAXES

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2014. The effective income tax rate varies from the statutory federal income tax rate of 27% for the following reasons:

Computed "expected" federal income tax expense	$ 13,652
State income tax, net of federal benefit	7,302
Recognition of deferred taxes and tax rate changes	1,283
Income tax expense	$ 22,237

At June 30, 2018 the Company had net deferred tax liabilities of $65,300 comprised of unrealized gain on securities.

JKR & COMPANY INC.

Notes to Financial Statements

4. RELATED PARTY TRANSACTIONS

The Company rents office space from its CEO. The rental agreement is on a month to month basis. For the year ended June 30, 2018, the Company paid rent expense of $24,000 under this agreement.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the plant are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company expensed contributions of $15,500 for fiscal 2018.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2018 was 0.26 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2018, the Company had net capital of $682,689 which was $582,689 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2018, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through August 20, 2018 the date at which the financial statements were issued, and determined there are no other items to disclose.

JKR COMPANY INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Total Stockholder's equity	978,904
Less non-allowable assets:	
Other assets	(100)
Net capital before charges on security positions:	978,804
Undue concentration	(10,274)
Marketable securities	(108,401)
	(118,675)
Aggregate indebtedness from Statement of Financial Condition	(177,440)
Net Capital	682,689
Excess of net capital over minimum capital required	582,689
Ratio of aggregate indebtedness to net capital	0.26
Minimum net capital required	100,000

Note: The differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part 11A was caused by additional accruals and to correct deferred taxes at June 30, 2018

JKR & COMPANY INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2018; and a reconciliation to that calculation is not included herein.

JKR & COMPANY INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

J.K.R & CO. INC.
Broker / Dealer • Investment Counselor

1540 S. COAST HWY., STE. 202
LAGUNA BEACH, CA 92651
Phone (949) 497-4825
(800) 205-8559

August 20, 2018

Assertions Regarding Exemption Provisions

I, as Director of Management of JKR & Company, Inc. ("The Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's Designated Examining Authority (DEA). One of the reports to be included in the annual filing is an Exemption Report prepared by an Independent Public Accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of The Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k) (2) (ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period starting July 1, 2017 through June 30, 2018.

JKR & Company, Inc.

By:______________________
James Kemp Richardson, President

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
J.K.R. & Company Inc.
Laguna Beach, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.K.R. & Company Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K.R. & Company Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.K.R. & Company Inc., stated that J.K.R. & Company Inc., met the identified exemption provision throughout the most recent fiscal year without exception. J.K.R. & Company Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K.R. & Company Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 20, 2018

[redacted]

JKR & COMPANY INC.

Financial Report
And
Report of Independent Registered
Public Accounting Firm

June 30, 2018

[redacted]

JKR & COMPANY INC.

Table of Contents

BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of J.K.R. & Company, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of J.K.R. & Company, Inc. as of June 30, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of J.K.R. & Company, Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J.K.R. & Company, Inc.'s management. My responsibility is to express an opinion on J.K.R. & Company, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to J.K.R. & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as J.K.R. & Company, Inc.'s auditor since 2015.

Tarzana, California

August 20, 2018